Pembina Pipeline Corporation Reports Record Results for the Second Quarter 2024 and Raises Full Year Guidance
All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.
CALGARY, AB, August 8, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2024.
Highlights
•Record Quarterly Results - reported quarterly earnings of $479 million, record quarterly adjusted EBITDA of $1,091 million, and record quarterly adjusted cash flow from operating activities of $837 million ($1.44 per share).
•Recent Business Updates - developments during and following the second quarter included:
◦closing the $3.1 billion acquisition of additional interests in Alliance and Aux Sable (the "Alliance/Aux Sable Acquisition") on April 1, 2024. Further, subsequent to the second quarter, Pembina acquired the remaining 14.6 percent interest in Aux Sable's U.S. operations from certain subsidiaries of The Williams Companies, Inc. and now has fully consolidated ownership of all Aux Sable assets.
◦Pembina and the Haisla Nation, partners in Cedar LNG Partners LP ("Cedar LNG"), announced a positive final investment decision on the US$4 billion Cedar LNG Project on June 25, 2024; and
◦Pembina Gas Infrastructure Inc. ("PGI") announced a $420 million (gross) transaction (the "Whitecap Transaction") with Whitecap Resources Inc. ("Whitecap") on July 2, 2024, including the acquisition of a 50 percent interest in Whitecap's Kaybob Complex and an obligation to fund future infrastructure development.
•Phase VIII Peace Pipeline Expansion - during the second quarter, the Phase VIII Peace Pipeline Expansion ("Phase VIII") entered service, on-time and significantly under the original budget, marking the culmination of a more than 10 year and $4 billion multi-phase expansion to meet growing customer demand for transportation services to support development in the Western Canadian Sedimentary Basin ("WCSB").
•2024 Guidance: Pembina has raised its adjusted EBITDA guidance range to $4.20 billion to $4.35 billion (previously $4.05 billion to $4.30 billion); in addition, the 2024 capital investment program has been revised to $1.3 billion, including approximately $0.3 billion of contributions to equity accounted investees.
•Common Share Dividend Declared - the board of directors declared a common share cash dividend for the third quarter of 2024 of $0.69 per share to be paid, subject to applicable law, on September 27, 2024, to shareholders of record on September 16, 2024.

•Strong Balance Sheet - at June 30, 2024, the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.6 times, at the low end of the Company's targeted range.
Financial and Operational Overview

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except where noted)	2024	2023	2024	2023
Revenue(1)	1,855	1,422	3,395	3,040
Net revenue(1)(2)	1,222	906	2,134	1,842
Gross profit	815	659	1,545	1,331
Adjusted EBITDA(2)	1,091	823	2,135	1,770
Earnings	479	363	917	732
Earnings per common share – basic (dollars)	0.75	0.60	1.49	1.21
Earnings per common share – diluted (dollars)	0.75	0.60	1.48	1.21
Cash flow from operating activities	954	653	1,390	1,111
Cash flow from operating activities per common share – basic (dollars)	1.64	1.19	2.46	2.02
Adjusted cash flow from operating activities(2)	837	606	1,619	1,240
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	1.44	1.10	2.87	2.25
Capital expenditures	265	123	451	260
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated August 8, 2024 for the three and six months ended June 30, 2024 and Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2024.
(2)    Refer to "Non-GAAP and Other Financial Measures".
Financial and Operational Overview by Division

	3 Months Ended June 30						6 Months Ended June 30
	2024			2023			2024			2023
($ millions, except where noted)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)	Volumes(1)	Earnings (Loss)	Adjusted EBITDA(2)
Pipelines	2,716	485	655	2,438	350	501	2,657	940	1,254	2,452	726	1,026
Facilities	855	181	340	749	153	272	830	358	650	734	288	570
Marketing & New Ventures	319	135	143	261	115	96	307	199	331	264	235	265
Corporate	—	(828)	(47)	—	(161)	(46)	—	(995)	(100)	—	(317)	(91)
Income Tax Expense	—	506	—	—	(94)	—	—	415	—	—	(200)	—
Total		479	1,091		363	823		917	2,135		732	1,770
(1)    Volumes for the Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes for Marketing & New Ventures are marketed crude and NGL volumes.
(2)    Refer to "Non-GAAP and Other Financial Measures".
For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2023 filed at www.sedarplus.ca (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
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Financial & Operational Highlights
Adjusted EBITDA
Change in Second Quarter Adjusted EBITDA ($ millions)(1)(2)

(1)    Refer to "Non-GAAP and Other Financial Measures".
(2)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated August 8, 2024 for the three and six months ended June 30, 2024 and Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2024.

Pembina reported record second quarter adjusted EBITDA of $1,091 million, representing a $268 million or 33 percent increase over the same period in the prior year.
Pipelines reported adjusted EBITDA of $655 million for the second quarter, representing a $154 million or 31 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•higher adjusted EBITDA from Alliance due to stronger asset performance combined with increased ownership following the Alliance/Aux Sable Acquisition;
•the Northern Pipeline system outage and wildfires in the second quarter of 2023, which had an impact of $29 million, with no similar impacts in the second quarter of 2024;
•contractual inflation adjustments on tolls and the earlier recognition of take-or-pay deferred revenue on the Peace Pipeline system; and
•the reactivation of the Nipisi Pipeline in the third quarter of 2023.
Facilities reported adjusted EBITDA of $340 million for the second quarter, representing a $68 million or 25 percent increase over the same period in the prior year, reflecting the net impact of the following factors:
•the inclusion within Facilities of adjusted EBITDA from Aux Sable following the Alliance/Aux Sable Acquisition;
•the Northern Pipeline system outage and wildfires in the second quarter of 2023, which had an impact of $18 million, with no similar impacts in the second quarter of 2024; and

•higher interruptible volumes at certain PGI assets.
Marketing & New Ventures reported adjusted EBITDA of $143 million for the second quarter, representing a $47 million or 49 percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:
•increased ownership interest in Aux Sable following the Alliance/Aux Sable Acquisition, as well as higher NGL margins at Aux Sable;
•higher margins from the western Canadian NGL marketing business due to higher marketed volumes, lower natural gas prices, and higher propane, butane, and condensate prices;
•realized losses on NGL-based derivatives compared to gains in the second quarter of 2023, partially offset by higher realized gains on crude oil-based commodity-related derivatives; and
•higher general and administrative expense.
Corporate reported adjusted EBITDA of negative $47 million for the second quarter, representing a $1 million or two percent decrease compared to the same period in the prior year.
Earnings
Change in Second Quarter Earnings ($ millions)

Pembina reported second quarter earnings of $479 million, representing a $116 million or 32 percent increase over the same period in the prior year.
Pipelines had earnings in the second quarter of $485 million, representing a $135 million or 39 percent increase over the prior period. The increase in Pipelines earnings over the prior period was largely due to the same factors impacting adjusted EBITDA, as noted above, partially offset by higher depreciation and amortization expense.
Facilities had earnings in the second quarter of $181 million, representing a $28 million or 18 percent increase over the prior period. The increase in Facilities earnings was largely due to the same factors impacting adjusted

EBITDA, as noted above, partially offset by losses recognized by PGI on interest rate derivative financial instruments compared to gains in the second quarter of 2023.
Marketing & New Ventures had earnings in the second quarter of $135 million, representing a $20 million or 17 percent increase over the prior period. In addition to the factors impacting adjusted EBITDA, as noted above, the change over the prior period was due to gains associated with the de-recognition of the provisions related to financial assurances provided by Pembina, which were transferred to Cedar LNG following the positive final investment decision on the Cedar LNG Project in June 2024, an unrealized loss on NGL-based derivatives compared to a gain in the second quarter of 2023, and larger unrealized losses on power purchase agreements.
In addition to the changes in earnings for each division discussed above, the increase in second quarter earnings compared to the prior period was due to a deferred tax recovery recognized from the Alliance/Aux Sable Acquisition, partially offset by a loss recognized on the Alliance/Aux Sable Acquisition, higher net finance costs, and higher acquisition fees and integration costs related to the Alliance/Aux Sable Acquisition.
Cash Flow From Operating Activities
Cash flow from operating activities of $954 million for the second quarter represents a 46 percent increase over the same period in the prior year. The increase was primarily driven by higher operating results, as discussed above, and the change in non-cash working capital, partially offset by lower distributions from equity accounted investees, higher taxes paid, and a decrease in payments collected through contract liabilities.
On a per share (basic) basis, cash flow from operating activities was $1.64 per share for the second quarter, representing an increase of 38 percent compared to the same period in the prior year, due to the same factors, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition.
Adjusted Cash Flow From Operating Activities
Record adjusted cash flow from operating activities of $837 million for the second quarter represents a 38 percent increase over the same period in the prior year. The increase was primarily driven by the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital and taxes paid, combined with lower current income tax expense, partially offset by higher accrued share-based payment expense.
On a per share (basic) basis, adjusted cash flow from operating activities was $1.44 per share for the second quarter, representing an increase of 31 percent compared to the same period in the prior year. The increase was due to the same factors, as well as additional common shares issued in connection with the Alliance/Aux Sable Acquisition.
Volumes
Pipelines volumes of 2,716 mboe/d in the second quarter represent an 11 percent increase compared to the same period in the prior year. The increase was primarily due to the increase in ownership interest in Alliance, the impact of the Northern Pipeline system outage and the wildfires in the second quarter of 2023, higher volumes on the Peace Pipeline system resulting from earlier recognition of take-or-pay deferred revenue, and the reactivation of the Nipisi Pipeline. In the second quarter of 2023, the impact of the Northern Pipeline system outage and the wildfires on Pipelines volumes was approximately 60 mboe/d.
Facilities volumes of 855 mboe/d in the second quarter represent a 14 percent increase compared to the same period in the prior year. The increase was primarily due to Aux Sable volume recognition following the Alliance/Aux Sable Acquisition, higher volumes at Younger as the second quarter of 2023 was impacted by the Northern Pipeline system outage and the wildfires, and higher interruptible volumes at certain PGI assets. In the second quarter of 2023, the impact of the Northern Pipeline system outage and the wildfires on Facilities volumes was approximately 55 mboe/d at the Redwater Complex and Younger.
In Marketing & New Ventures, crude oil sales volumes of 100 mboe/d in the second quarter represent a two percent increase, largely consistent with the same period in the prior year. NGL sales volumes of 219 mboe/d in the second quarter represent a 34 percent increase compared to the same period in the prior year, primarily due to higher ethane, propane, and butane sales due to the increase in ownership interest in Aux Sable and the impact of lower supply volumes from the Redwater Complex in the second quarter of 2023 due to the impacts of the Northern Pipeline system outage.
Quarterly Common Share Dividend
Pembina's board of directors has declared a common share cash dividend for the third quarter of 2024 of $0.69 per share to be paid, subject to applicable law, on September 27, 2024, to shareholders of record on September 16, 2024. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.
For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately US$0.5023 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7279. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.
Quarterly dividend payments are expected to be made on the last business day of March, June, September and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.
Executive Overview
We are delighted to have delivered another record quarter, driven by a resilient and growing base business and continued strength in Pembina's marketing business. Momentum across the Canadian energy industry remains strong and we continue to observe robust year-over-year volume growth in the WCSB, which is reflected in our expectation for annual growth of approximately six percent in Pembina's conventional pipelines volumes and four percent in gas processing volumes.
Beyond 2024, Pembina’s core business, at the centre of the western Canadian energy industry, positions the Company to benefit from multi-year volume growth expected through the balance of the decade driven by transformational developments that include the recent completion of the Trans Mountain Pipeline expansion, new West Coast liquefied natural gas ("LNG") and natural gas liquids ("NGL") export capacity, and new petrochemical facilities creating significant demand for ethane and propane.
Pembina’s strategy is underpinned by investing and growing the core business in response to growing energy demand and the important role Canada plays in ensuring global energy supply and security. In addition to strong financial and operational results, 2024 to date has been marked by several accomplishments that highlight the successful execution of this strategy and our focus on strengthening Pembina’s existing franchise, increasing our exposure to resilient end-use markets, and accessing global market pricing for Canadian energy products. Highlights during, and subsequent to, the second quarter include:
•Alliance / Aux Sable Acquisition – closing the Alliance/Aux Sable Acquisition on April 1, 2024 provided a full quarter of financial contribution. In addition, we were excited to welcome new employees to the Pembina team and are focused on integrating these businesses and pursuing near-term synergies we have identified to extract greater value from these unique assets.
•Aux Sable U.S. - subsequent to the second quarter, on August 1, 2024, Pembina acquired the remaining 14.6 percent interest in Aux Sable's U.S. operations from certain subsidiaries of The Williams Companies, Inc. (the "Williams Acquisition") for US$160 million. Since the Alliance/Aux Sable Acquisition, the Aux Sable U.S. assets have been outperforming Pembina's expectations and the Company is pleased to now have fully consolidated ownership of all Aux Sable assets, thereby further simplifying corporate reporting and enhancing the ability to pursue long-term synergies. The Williams Acquisition was funded by amounts drawn under Pembina's existing credit facilities and cash on hand.
•Cedar LNG – a positive final investment decision on the US$4 billion (gross) Cedar LNG Project was a historic moment for Pembina and our partner, the Haisla Nation. We are excited to be moving forward with a project that will deliver industry-leading, low-carbon, cost-competitive Canadian LNG to overseas markets and contribute to global energy security, while delivering jobs and economic prosperity to the local region. The Cedar LNG Project aligns squarely with Pembina’s strategy, offers attractive economics, and is supported by a contracting strategy that prudently mitigates cost risk.
•Whitecap Transaction - PGI’s transaction with Whitecap, including the acquisition of a 50 percent interest in Whitecap's Kaybob Complex and an obligation to fund future Lator area infrastructure development is another example of PGI and Pembina’s ability to provide unique and value-added solutions to support the growth demands of our customers. Through the Whitecap Transaction and related agreements, PGI and

Pembina have further aligned themselves with a strong growth company, creating opportunities with attractive economics that are expected to enhance asset utilization, capture future volumes, and benefit Pembina’s full value chain.
•Phase VIII - Phase VIII was brought into service during the second quarter. The completion of Phase VIII is the culmination of an orderly, capital efficient, and economic investment program that began with the announcement in 2013 of the Phase III expansion from Fox Creek, Alberta to Namao, Alberta, which was completed in 2017, followed by several upstream expansions (Phases IV, V, VI, VII, VIII and IX). Executed over more than 10 years and totaling more than $4 billion, the scaled intra-Alberta expansion of the Peace Pipeline system was driven by growing customer demand for transportation services to support development in the WCSB, including the Montney, Duvernay, and other resource plays.
The current total capacity of the Peace Pipeline and Northern Pipeline systems is approximately 1.1 million barrels per day ("bpd") and Pembina has the ability to add approximately 200,000 bpd of additional capacity to its market delivery pipelines from Fox Creek to Namao through the relatively low-cost addition of pump stations on these mainlines, bringing the total capacity of the Peace Pipeline and Northern Pipeline systems to 1.3 million bpd.
With the completion of Phase VIII, Pembina has largely completed its objective to achieve unequaled segregated liquids transportation service for ethane-plus, propane-plus, crude oil, and condensate across multiple pipeline systems between Gordondale, Alberta and the Edmonton, Alberta area. Pembina is now focused on enabling further system optimization opportunities due to the reduction of batching and need for quality management. Optimization, along with other continuous improvement activities, will create material incremental capacity with minimal capital spending.
The Peace Pipeline system plays an important role within Pembina’s extensive and integrated value chain. As a result of the multi-phase expansions and ongoing optimization efforts, Pembina is confident that its extensive and highly connected pipeline systems are best positioned to capture future volume growth and allow the Company to continue to offer customers unparalleled advantages through safe, reliable, flexible, and cost-competitive service together with differentiated market access.
2024 Guidance Update
Pembina has updated its 2024 adjusted EBITDA guidance range to $4.20 billion to $4.35 billion (previously $4.05 billion to $4.30 billion). Relative to Pembina's previous guidance, the revised outlook for 2024 primarily reflects a higher contribution from the NGL marketing business, an incremental contribution from Aux Sable following the Williams Acquisition, a higher contribution from PGI, higher volumes on Nipisi, and lower corporate segment costs.
The 2024 capital investment program has been revised to $1.3 billion, including approximately $1.0 billion of capital expenditures and approximately $0.3 billion of contributions to equity accounted investees. The revised outlook reflects an approximate $140 million net increase when compared to our original 2024 budget of $1.16 billion, inclusive of then unsanctioned additional growth capital of $70 million and Cedar pre-FID contributions of $210 million.
Key drivers of the revised outlook are the sanctioning of PGI's Wapiti Expansion and K3 Cogeneration Facility; other increases in revenue generating capital within Pipelines; and additional non-recoverable sustaining capital as detailed below. The 2024 capital investment program is expected to be funded with cash flow from operating activities, net of dividends.
The revised outlook for contributions to equity accounted investees is inclusive of $240 million of equity contributions to Cedar LNG incurred in the first half of 2024. No further equity contributions to Cedar LNG are expected in 2024.
The revised 2024 capital program includes approximately $200 million of non-recoverable sustaining capital to support safe and reliable operations. Relative to Pembina's previous guidance, the revised outlook for 2024 sustaining capital includes the impacts of a $60 million increase due to increased ownership interests and presentation differences for sustaining capital at Alliance and Aux Sable following the Alliance/Aux Sable Acquisition and incremental expenditures at certain jointly-owned assets.
Projects and New Developments
Pipelines
•The ongoing NEBC MPS Expansion includes a new mid-point pump station, terminal upgrades, and additional storage, which will support approximately 40,000 bpd of incremental capacity on the NEBC Pipeline system. This expansion is expected to cost $90 million and will fulfill customer demand in light of growing production volumes from northeastern British Columbia ("NEBC") and previously announced long-term midstream service agreements with three premier NEBC Montney producers. The project is trending on time and on budget and is expected to enter service in the fourth quarter of 2024.
•Pembina continues to evaluate further expansions to support volume growth in NEBC, including new pipelines and terminal upgrades on the NEBC Pipeline.
•On April 23, 2024, Pembina filed its project application for the Taylor to Gordondale Project (an expansion of the Pouce Coupe system) with the Canada Energy Regulator.
Facilities
•Pembina is constructing a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater Complex. RFS IV will leverage the design, engineering and operating best practices of its existing facilities. The project includes additional rail loading capacity at the Redwater Complex. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd.
The estimated project cost has been revised to $525 million (previously $460 million), reflecting project scope changes as well as higher equipment, material and labour costs in light of Alberta construction activity. Pembina has now entered into a lump-sum engineering, procurement and construction agreement for more than 70 percent of the project cost. This approach reduces the risk of further capital cost escalation by ensuring access to top tier contractors and fabrication facilities. Customer demand for fractionation capacity post-2026 remains robust and ongoing contracting efforts have been constructive, allowing Pembina to improve project economics relative to expectations at the time RFS IV was originally sanctioned.
Site clearing activities have been completed, engineering and procurement activities continue, and site construction began in the second quarter of 2024. RFS IV is expected to be in-service in the first half of 2026.
•PGI is developing an expansion (the "Wapiti Expansion") that will increase natural gas processing capacity at the Wapiti Plant by 115 mmcf/d (gross to PGI). The Wapiti Plant is fully integrated into Pembina’s value chain and the liquids processed at the plant are transported on the Peace Pipeline system. The Wapiti Expansion is being driven by strong customer demand supported by growing Montney production and will be fully underpinned by long-term, take-or-pay contracts. The Wapiti Expansion, which includes a new sales gas pipeline and other related infrastructure, is expected to cost $230 million ($140 million net to Pembina) with an estimated in-service date in the first half of 2026, subject to regulatory and environmental approval.
•PGI is developing a 28 MW cogeneration facility at its K3 Plant (the "K3 Cogeneration Facility"), which is expected to cost $115 million ($70 million net to Pembina). The K3 Cogeneration Facility is expected to reduce overall operating costs by providing power and heat to the gas processing facility, while reducing customers’ exposure to power prices. The K3 Cogeneration Facility is expected to fully supply the K3 Plant's power requirements, with excess power sold to the grid at market rates. Further, through the utilization of the cogeneration waste heat and the low-emission power generated, the K3 Cogeneration Facility is expected to contribute to a reduction in annual emissions compliance costs at the K3 Plant. The K3 Cogeneration Facility is expected to be in-service in the first half of 2026.
Marketing & New Ventures
•Pembina has formed a partnership with the Haisla Nation and in June 2024 announced a positive final investment decision on the Cedar LNG Project, a 3.3 million tonne per annum ("mtpa") floating LNG facility in Kitimat, British Columbia, within the traditional territory of the Haisla Nation. The Cedar LNG Project will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers and enhance global energy security. Given it will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Cedar LNG Project will have lower construction and execution risk. Further, powered by BC Hydro, the Cedar LNG Project is expected to be one of the lowest emissions LNG facilities in the world.

Cedar LNG has secured a 20-year take-or-pay, fixed toll contract with ARC Resources Ltd. for 1.5 mtpa of LNG. As part of the agreement, ARC Resources Ltd. will supply Cedar LNG approximately 200 million cubic feet per day of natural gas via the Coastal GasLink pipeline from its production base in the Montney. Pembina has also entered into an identical bridging agreement with Cedar LNG for 1.5 mtpa of capacity. Commercial negotiations with multiple other potential customers continue to progress as Pembina plans to assign its capacity to a third-party.
The Cedar LNG Project has an estimated cost of approximately US$3.4 billion (gross), including US$2.3 billion (gross), or approximately 70 percent, for the floating LNG production unit, which is being constructed under a fixed-price, lump-sum agreement with Samsung Heavy Industries and Black & Veatch, and US$1.1 billion (gross) related to onshore infrastructure, owner’s costs, commissioning and start-up costs, financial assurances during construction, and other costs. The total Cedar LNG Project cost, including US$0.6 billion (gross) of interest during construction and transaction costs, is expected to be approximately US$4.0 billion (gross). The anticipated in-service date of the Cedar LNG Project is in late 2028.
Second Quarter 2024 Conference Call & Webcast
Pembina will host a conference call on Friday, August 9, 2024, at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the second quarter of 2024. The conference call dial-in numbers for Canada and the U.S. are 1-289-819-1520 or 1-800-549-8228. A recording of the conference call will be available for replay until Friday, August 16, 2024, at 11:59 p.m. ET. To access the replay, please dial either 1-289-819-1325 or 1-888-660-6264 and enter the password 10542 #.
A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:
https://events.q4inc.com/attendee/817166977 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "project", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: future pipeline, processing, fractionation and storage facility and system operations and throughput levels; Pembina's strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, as well as the anticipated benefits thereof, including operating segment and general market conditions outlooks and industry developments; expectations about future demand for Pembina's infrastructure and services, including expectations in respect of customer contracts, future volume growth in the WCSB, increased utilization and future tolls and volumes; expectations relating to the development of Pembina's new projects and developments, including the Phase VIII, the Cedar LNG Project, RFS IV, the NEBC MPS Expansion, the Wapiti Expansion and the K3 Cogeneration Facility, including the timing and anticipated benefits thereof; expectations relating to the Whitecap Transaction and the impact of the Williams Acquisition, including future opportunities related thereto and the anticipated benefits thereof; Pembina's updated 2024 guidance, including with respect to its updated 2024 adjusted EBITDA guidance range, its revised 2024 capital investment program guidance and its expected 2024 current income tax expense; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance; expectations regarding commercial agreements, including the expected timing and benefit thereof; and the impact of current and expected market conditions on Pembina.
The forward-looking statements are based on certain factors and assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; conditions to closing of the Whitecap Transaction in a timely manner, including receipt of all necessary approvals, that the Whitecap Transaction will be completed on terms consistent with management's current expectations; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; the ability of Pembina and Whitecap to receive all necessary approvals and satisfy all other conditions to the Whitecap Transaction on a timely basis or at all; Pembina's ability to realize the anticipated benefits of the Whitecap Transaction and the Williams Acquisition; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation, commodity prices, supply/demand trends and overall industry activity levels; constraints on the, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the updated 2024 guidance contained herein on August 8, 2024. The purpose of the updated 2024 guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures
Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and non-GAAP ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted EBITDA per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, and proportionately consolidated debt-to-adjusted EBITDA. The non-GAAP financial measures and non-GAAP ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. Such financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated February 22, 2024 for the year ended December 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	890	608	294	220	925	709	(254)	(115)	1,855	1,422
Cost of goods sold	15	—	—	—	796	581	(178)	(65)	633	516
Net revenue	875	608	294	220	129	128	(76)	(50)	1,222	906
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated August 8, 2024 for the three and six months ended June 30, 2024 and Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2024.

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures(1)		Corporate & Inter-segment Eliminations		Total(1)
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	1,578	1,236	525	428	1,725	1,588	(433)	(212)	3,395	3,040
Cost of goods sold	26	—	—	—	1,547	1,321	(312)	(123)	1,261	1,198
Net revenue	1,552	1,236	525	428	178	267	(121)	(89)	2,134	1,842
(1)    Comparative 2023 period has been adjusted. See "Accounting Policies & Estimates - Change in Accounting Policies" in Pembina's Management's Discussion and Analysis dated August 8, 2024 for the three and six months ended June 30, 2024 and Note 2 to the Interim Financial Statements for the three and six months ended June 30, 2024.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense), and unrealized gains or losses from derivative instruments. The exclusion of unrealized gains or losses from derivative instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for non-controlling interest, losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted EBITDA to deduct earnings for the 14.6 percent non-controlling interest in the Aux Sable U.S. operations.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	485	350	181	153	135	115	(828)	(161)	479	363
Income tax (recovery) expense	—	—	—	—	—	—	—	—	(506)	94
Adjustments to share of profit from equity accounted investees and other	—	41	111	76	2	8	—	—	113	125
Net finance cost	7	8	3	2	1	(4)	130	103	141	109
Depreciation and amortization	164	102	45	41	17	11	14	12	240	166
Unrealized loss (gain) from derivative instruments	—	—	—	—	45	(34)	—	—	45	(34)
Non-controlling interest(1)	—	—	—	—	(10)	—	—	—	(10)	—
Loss on Alliance/Aux Sable Acquisition	—	—	—	—	—	—	616	—	616	—
Derecognition of insurance contract provision	—	—	—	—	(34)	—	—	—	(34)	—
Transaction and integration costs in respect of acquisitions	—	—	—	—	—	—	14	—	14	—
Gain on disposal of assets, other non-cash provisions, and other	(1)	—	—	—	(13)	—	7	—	(7)	—
Adjusted EBITDA	655	501	340	272	143	96	(47)	(46)	1,091	823
Adjusted EBITDA per common share – basic (dollars)									1.88	1.50
(1)    Presented net of adjusting items.

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss)	940	726	358	288	199	235	(995)	(317)	917	732
Income tax (recovery) expense	—	—	—	—	—	—	—	—	(415)	200
Adjustments to share of profit from equity accounted investees and other	44	85	211	203	9	13	—	—	264	301
Net finance costs	13	15	5	4	3	(3)	228	204	249	220
Depreciation and amortization	259	201	78	75	32	23	27	22	396	321
Unrealized loss from derivative instruments	—	—	—	—	147	—	—	—	147	—
Non-controlling interest(1)	—	—	—	—	(10)	—	—	—	(10)	—
Loss on Alliance/Aux Sable Acquisition	—	—	—	—	—	—	616	—	616	—
Derecognition of insurance contract provision	—	—	—	—	(34)	—	—	—	(34)	—
Transaction and integration costs in respect of acquisition	—	—	—	—	—	—	14	—	14	—
Gain on disposal of assets, other non-cash provisions, and other	(2)	(1)	(2)	—	(15)	(3)	10	—	(9)	(4)
Adjusted EBITDA	1,254	1,026	650	570	331	265	(100)	(91)	2,135	1,770
Adjusted EBITDA per common share – basic (dollars)									3.78	3.22
(1)    Presented net of adjusting items.

2024 Adjusted EBITDA Guidance
The equivalent historical non-GAAP financial measure to 2024 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2023.

12 Months Ended December 31, 2023	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss)	1,840	610	435	(696)	1,776
Income tax expense	—	—	—	—	413
Adjustments to share of profit from equity accounted investees and other	172	438	84	—	694
Net finance costs	28	9	4	425	466
Depreciation and amortization	414	159	46	44	663
Unrealized loss from derivative instruments	—	—	32	—	32
Impairment reversal	(231)	—	—	—	(231)
Transaction costs incurred in respect of acquisitions, gain on disposal of assets and non-cash provisions	11	(3)	(4)	7	11
Adjusted EBITDA	2,234	1,213	597	(220)	3,824
Adjusted EBITDA per common share – basic (dollars)					6.95

Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit (loss) from equity accounted investees	—	20	63	69	(2)	8	61	97
Adjustments to share of profit from equity accounted investees:
Net finance costs	—	5	42	1	2	—	44	6
Income tax expense	—	—	18	21	—	—	18	21
Depreciation and amortization	—	36	53	41	—	8	53	85
Unrealized loss (gain) on commodity-related derivative financial instruments	—	—	(3)	9	—	—	(3)	9
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	1	4	—	—	1	4
Total adjustments to share of profit from equity accounted investees	—	41	111	76	2	8	113	125
Adjusted EBITDA from equity accounted investees	—	61	174	145	—	16	174	222

6 Months Ended June 30	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2024	2023	2024	2023	2024	2023	2024	2023
Share of profit from equity accounted investees	43	55	138	117	31	7	212	179
Adjustments to share of profit from equity accounted investees:
Net finance costs	6	10	69	54	2	—	77	64
Income tax expense	—	1	41	34	—	—	41	35
Depreciation and amortization	38	74	102	96	7	13	147	183
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(3)	9	—	—	(3)	9
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	2	10	—	—	2	10
Total adjustments to share of profit from equity accounted investees	44	85	211	203	9	13	264	301
Adjusted EBITDA from equity accounted investees	87	140	349	320	40	20	476	480
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting distributions to non-controlling interest and preferred share dividends paid. Adjusted cash flow from operating activities deducts distributions to non-controlling interest and preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.
Following completion of the Alliance/Aux Sable Acquisition, Pembina revised the definition of adjusted cash flow from operating activities to deduct distributions related to non-controlling interest in the Aux Sable U.S. operations.
Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.
Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	2024	2023	2024	2023
Cash flow from operating activities	954	653	1,390	1,111
Cash flow from operating activities per common share – basic (dollars)	1.64	1.19	2.46	2.02
Add (deduct):
Change in non-cash operating working capital	(82)	(11)	106	188
Current tax expense	(64)	(78)	(140)	(177)
Taxes paid, net of foreign exchange	91	66	290	113
Accrued share-based payment expense	(19)	7	(39)	(13)
Share-based compensation payment	—	—	86	77
Preferred share dividends paid	(33)	(31)	(64)	(59)
Distributions to non-controlling interest	(10)	—	(10)	—
Adjusted cash flow from operating activities	837	606	1,619	1,240
Adjusted cash flow from operating activities per common share – basic (dollars)	1.44	1.10	2.87	2.25
Proportionately Consolidated Debt-to-Adjusted EBITDA
Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	June 30, 2024	December 31, 2023
Loans and borrowings (current)	1,101	650
Loans and borrowings (non-current)	11,110	9,253
Loans and borrowings of equity accounted investees	2,749	2,805
Proportionately consolidated debt	14,960	12,708
Adjusted EBITDA	4,189	3,824
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.6	3.3

($ millions)	12 Months Ended June 30, 2024	6 Months Ended June 30, 2024	12 Months Ended December 31, 2023	6 Months Ended June 30, 2023
Earnings before income tax	1,759	502	2,189	932
Adjustments to share of profit from equity accounted investees and other	657	264	694	301
Net finance costs	495	249	466	220
Depreciation and amortization	738	396	663	321
Unrealized loss on derivative instruments	179	147	32	—
Non-controlling interest(1)	(10)	(10)	—	—
Loss on Alliance/Aux Sable Acquisition	616	616	—	—
Derecognition of insurance contract provision	(34)	(34)	—	—
Transaction and integration costs in respect of acquisitions	16	14	2	—
Gain on disposal of assets, other non-cash provisions, and other	4	(9)	9	(4)
Impairment reversal	(231)	—	(231)	—
Adjusted EBITDA	4,189	2,135	3,824	1,770
	=A+B-C	A	B	C
(1)    Presented net of adjusting items.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com